UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Corporate Property Associates 18 - Global Incorporated

(Name of Issuer)

  Class A Common Stock, par value $0.001 per share

Class C Common Stock, par value $0.001 per share

(Title of Class of Securities)

 Class A: 22004E109

Class C: 22004E208

(CUSIP Number)

Jason E. Fox
c/o W. P. Carey Inc.
One Manhattan West
395 9th Avenue, 58th Floor
New York, New York 10001
(212) 492-1100

With a copy to:

Christopher P. Giordano, Esq.
Jon Venick, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. W. P. Carey Inc. (I.R.S. Identification Number 45-4549771)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,865,986
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,865,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,865,986
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based upon 152,611,041 shares of Class A Common Stock and Class C Common Stock of Corporate Property Associates 18 - Global Incorporated (the “Company”) (Class A Common Stock and Class C Common Stock, together, the “Common Stock”) outstanding on August 24, 2021.

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. WPC Holdco LLC (I.R.S. Identification Number 37-1664913)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,753,313
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,753,313
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,753,313
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2) Based upon 152,611,041 shares of Common Stock outstanding on August 24, 2021.

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. Carey Asset Management Corp. (I.R.S. Identification Number 13-4121956)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,908,082
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,908,082
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,908,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(3) Based upon 152,611,041 shares of Common Stock outstanding on August 24, 2021.

CUSIP No. 22004E109, 22004E208

1	NAMES OF REPORTING PERSONS. Carey REIT II, Inc. (I.R.S. Identification Number 14-2005523)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,591
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 204,591
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4) Based upon 152,611,041 shares of Common Stock outstanding on August 24, 2021.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 21, 2021 (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.001 per share, and the Class C Common Stock, par value $0.001 per share (together, the “Common Stock”), of Corporate Property Associates 18 - Global Incorporated (the “Company”), which classes of Common Stock have the same voting rights and privileges, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons hold their stake for investment purposes.  Pursuant to the terms of the Advisory Agreement, the Reporting Persons assist the Company with evaluating investment opportunities, managing its portfolio, structuring and negotiating investments and related mortgage financing, evaluating liquidity alternatives and various other tasks associated with the day-to-day management of the Company.

In consideration for such services, the Reporting Persons receive advisory related fees. Under the terms of the Advisory Agreement, the Company may, after consultation with the advisor, elect to pay all or a portion of the fees that it owes under the Advisory Agreement in either cash or common stock of the Company. Pursuant to the terms of the Company’s bylaws, the Reporting Persons are prohibited from voting in connection with (i) the removal of CAM as advisor to the Company, (ii) the removal of a director of the Company or (iii) any transaction between the Company and the Reporting Persons or any affiliate of the Reporting Persons.

In its initial offering documents, the Company stated its intention to consider alternatives for providing liquidity to its stockholders beginning after the seventh anniversary of the closing of its initial public offering. The Reporting Persons and their affiliates, as the advisor to the Company, have presented various liquidity alternatives to the Company’s board of directors, including, without limitation, a proposal outlining a potential business combination transaction involving one or more of the Reporting Persons or their respective affiliates, a merger and/or sale of assets either on a portfolio basis or individually, or a listing or offering of the Company’s shares on a stock exchange.

The execution of any liquidity transaction could be affected by a variety of factors, such as general economic conditions, stock market volatility, conditions in the commercial real estate market, the performance of the Company’s or the Reporting Person’s portfolio, and the availability of financing on acceptable terms, many of which are outside of the Reporting Person’s control. There can be no assurance that a liquidity transaction will occur in the near future or at all.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Holdco owns 5,753,313 shares of Common Stock, which represents 3.77% of all outstanding shares of Common Stock, based upon 152,611,041 shares of Common Stock outstanding on August 24, 2021. CAM owns 1,908,082 shares of Common Stock, which represents 1.25% of all outstanding shares of Common Stock, based upon 152,611,041 shares of Common Stock outstanding on August 24, 2021. Carey REIT owns 204,591 shares of Common Stock, which represents 0.13% of all outstanding shares of Common Stock, based upon 152,611,041 shares of Common Stock outstanding on August 24, 2021. Each of Holdco, CAM and Carey REIT are direct or indirect wholly-owned subsidiaries of WPC, and thus WPC may be deemed to own such shares as well.

(b) Holdco has the sole power to vote 5,753,313 shares of Common Stock and the sole power to dispose of 5,753,313 shares of Common Stock. CAM has the sole power to vote 1,908,082 shares of Common Stock, and the sole power to dispose of 1,908,082 shares of Common Stock. Carey REIT has the sole power to vote 204,591 shares of Common Stock, and the sole power to dispose of 204,591 shares of Common Stock. Each of Holdco, CAM and Carey REIT are direct or indirect wholly-owned subsidiaries of WPC, thus WPC makes all voting and investment decisions on behalf of the subsidiaries. The voting restrictions outlined in Item 4 are incorporated herein by reference.

(c) The Reporting Persons have effected the following transactions in the shares of the Company’s Common Stock during the past 60 days:

On July 8, 2021, CAM acquired 58,466 shares of Common Stock, as fees under the Advisory Agreement. The shares were valued at $8.91 per share based upon the Company’s most recently published net asset value per share. On July 8, 2021, Holdco acquired 60,395 shares of Common Stock, as fees under the Advisory Agreement. The shares were valued at $8.91 per share based upon the Company’s most recently published net asset value per share.

On August 10, 2021, CAM acquired 57,320 shares of Common Stock, as fees under the Advisory Agreement. The shares were valued at $8.91 per share based upon the Company’s most recently published net asset value per share. On August 10, 2021, Holdco acquired 60,659 shares of Common Stock, as fees under the Advisory Agreement. The shares were valued at $8.91 per share based upon the Company’s most recently published net asset value per share.

None of the Reporting Persons have sold any shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2021

W. P. Carey Inc.

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

WPC Holdco LLC

By: W. P. Carey Inc., its sole member

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

Carey Asset Management Corp.

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary

Carey REIT II, Inc.

By: WPC REIT Merger Sub Inc., its sole stockholder

By:	/s/ Susan C. Hyde
	Name:	Susan C. Hyde
	Title:	Corporate Secretary